October 25, 2019

VIA EDGAR

Mses. Effie Simpson, Theresa Brilliant and Susan Block and Mr. John Dana Brown
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Charlie's Holdings, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed September 30, 2019 File No. 333-232596

Ladies and Gentlemen:

This letter is submitted on behalf of Charlie’s Holdings, Inc. (the “Company”) in response to comments of the staff of the Office of Transportation and Leisure (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on September 30, 2019 as set forth in your letter dated October 11, 2019 (the “Comment Letter”), addressed to Brandon Stump, Chief Executive Officer of the Company. The Company is filing Pre-Effective Amendment No. 2 to the Registration Statement (the “S-1/A No.2”) contemporaneously with the submission of this letter to address the comments raised by the Staff in the Comment Letter, as more particularly set forth below.

For reference purposes, the Staff’s numbered comments have been reproduced in bold herein, with responses immediately following such comment. The responses provided herein are based upon information provided to Disclosure Law Group, a Professional Corporation, by the Company.

Form S-1/A filed September 30, 2019

Risk Factors
The regulation of tobacco products by the FDA in the United States, page 12

1.
Please clarify which of Charlie's products you anticipate would be Deemed Tobacco Products, and for which the Company may need to cease the distribution of, if the Company does not obtain marketing authorization, so that investor's may assess the risk. Additionally provide disclosure in the Prospectus Summary, explaining how many pre- market tobacco product applications you may have to file in order to sell products after May 12, 2020, and disclosing the cost of such applications.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has revised the risk factor with the heading “The regulation of tobacco products by the FDA in the United States and the issuance of Deeming Regulations may materially adversely affect the Company” appearing on page 12 of the prospectus contained within the S-1/A No. 2 to include disclosure regarding the risk associated with those Charlie’s Products that may be considered to be Deemed Tobacco Products. In addition, the Company has revised the Prospectus Summary to include disclosure regarding the Company’s current intentions with respect to the submission of pre-market tobacco applications required to sell any of its products that are considered Deemed Tobacco Products after May 12, 2020, including the estimated costs of such applications.

Possible yet unanticipated changes in federal and state law, page 13

2.
Please revise the third paragraph to explain whether the FDA position reiterated by commissioner Scott Gottlieb on December 20, 2018 and the FDCA prohibitions discussed in this paragraph apply to any of your products. If they do not please explain why that is the case.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has revised the risk factor with the heading “Possible yet unanticipated changes in federal and state law could cause any of our current products, as well as products that we intend to launch, containing hemp-derived CBD oil to be illegal, or could otherwise prohibit, limit or restrict any of our products containing CBD” appearing on page 13 of the prospectus contained within the S-1/A No. 2 to note that, since none of the Don Polly Products are marketed with a claim of therapeutic benefit or with any other disease claim, the Company does not believe the Don Polly Products fall within the FDA’s regulatory authority reiterated by Commissioner Gottlieb in December 2018.

General

3.
We note you recently amended and restated your bylaws. We note that your forum selection provision identifies a state court located within the State of Nevada (or, if no state court located within the State of Nevada has jurisdiction, the federal district court for the District of Nevada) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please include disclosure about the exclusive forum provision in the description of capital stock section, and include any applicable risk factor disclosure.

Response

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company has revised the applicable disclosure in the prospectus contained within the S-1/A No. 2 to disclose that the Company’s forum selection provision provides a state court located within the State of Nevada (or, if no state court located within the State of Nevada has jurisdiction, the federal district court for the District of Nevada) with exclusive jurisdiction over only certain matters to the “fullest extent permitted by law”. Accordingly, this provision is not intended to apply to claims arising under the Securities Act of 1933, as amended, for which federal and state courts have concurrent jurisdiction, and the Securities Exchange Act of 1934, as amended, for which federal courts have exclusive jurisdiction. In response to the Staff’s comment, the Company has added disclosure to page 80 of the S-1/A No. 2 to disclose the intent of the Company’s forum selection provision. The Company has also added a risk factor on page 18 of the Registration Statement describing the Company’s forum selection provision and its intent.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me at (619) 272-7063.

Very truly yours,

/s/ Jessica R. Sudweeks
Jessica R. Sudweeks
Partner
Disclosure Law Group, a Professional Corporation

cc:	Mr. Brandon Stump Chief Executive Officer Charlie’s Holdings, Inc. Mr. David Allen Chief Financial Officer Charlie’s Holdings, Inc